Exhibit 99.2

Silvercorp Metals Inc.
Suite 1378 – 200 Granville Street
Vancouver, BC, V6C 1S4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR FOR THE 2014 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD AT 10:00 A.M. ON THE 19th DAY OF SEPTEMBER, 2014

Dated August 5, 2014

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at the offices of the Company located at Suite 1378-200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada, on Friday, September 19, 2014 at 10:00a.m (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive the report of the directors;

2.	to receive the audited financial statements of the Company for the year ended March 31, 2014, together with the report of the auditor thereon;

3.	to fix the number of directors at seven;

4.	to elect directors of the Company for the ensuing year;

5.	to re-appoint Deloitte LLP, Chartered Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

6.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving, ratifying and re-confirming the terms of the shareholder rights plan set forth in the Amended and Restated Shareholder Rights Plan Agreement dated September 23, 2011 between the Company and Computershare Investor Services Inc., and approving the issuance of all rights pursuant to such Amended and Restated Shareholder Rights Plan Agreement;

7.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s advance notice policy; and

8.	to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Only Shareholders of record on August 5, 2014, are entitled to receive notice of and vote at the Meeting or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of Proxy and deliver it to the Company’s Transfer Agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of Proxy and the Management Information Circular accompanying this Notice. Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders and should refer to the accompanying Management Information Circular for instructions on how to vote their shares.

As described in the notice and access notification mailed to shareholders of the Company, the Company will, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), deliver this Notice, the Management Information Circular and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at www.envisionreports.com/SilvercorpMetalsAGS2014 or on SEDAR at www.sedar.com. The Meeting Materials will be available on these websites on August 8, 2014 and will remain on the website for one full year thereafter.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America by calling 514-982-8716 and entering your control number as indicated on your Proxy or Voting Instruction Form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the material after the Meeting, please call 1-888-224-1881.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

DATED at the City of Vancouver, in the Province of British Columbia, this the 5th day of August, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”
Dr. Rui Feng
Chairman and Director

Table of Contents

Solicitation of proxies	5
Notice and Access	5
Proxy Instructions	6
Revocation of Proxies	6
How to Vote	7
Voting of Shares and Exercise of Discretion by Proxyholders	8
Interest of Certain Persons in Matters to be Acted Upon	8
Record Date, Voting Shares, and Principal Shareholders	8
Particulars of Matters to be Acted Upon	9
Number of Directors	9
Election of Directors	9
Appointment of Auditors	11
Approval of Shareholder Rights Plan	12
Confirmation and Approval of Advance Notice Policy	16
Corporate Governance	17
Corporate Governance Committee	18
Compensation Committee	19
Audit Committee	19
Executive Compensation	19
Equity Compensation Plans	38
Indebtedness of Directors, Executive Officers, and Senior Officers	39
Management Contracts	40
Interest of Informed Persons in Material Transactions	40
Auditor	40
Additional Information	40
Board Approval	40

Silvercorp Metals Inc.
Suite 1378 – 200 Granville Street
Vancouver, BC, V6C 1S4

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2014 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD AT 10:00 A.M. ON THE 19th DAY OF SEPTEMBER, 2014

The information in this Management Information Circular (“Information Circular”) is given as at August 5, 2014

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of Silvercorp Metals Inc. for use at the Annual General and Special Meeting of the shareholders of the Company (the “Meeting”), to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournments thereof. In this Information Circular, references to “the Company”, “we”, “our” and “Silvercorp” refer to Silvercorp Metals Inc. and its subsidiaries, unless stated otherwise. “Common Shares” means common shares without par value in the capital of the Company.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers, and employees of the Company or by the Company’s registrar and transfer agent. All costs of solicitation will be borne by the Company. The principal executive office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. The telephone number is (604) 669-9397, toll free telephone number is 1-888-224-1881, and the facsimile number is (604) 669-9387. The Company’s website address is www.silvercorp.ca. The information on that website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

NOTICE AND ACCESS

This year, the Company has elected to use the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Notice of Meeting, the form of proxy (the “Proxy”) and this Information Circular (collectively, the “Meeting Materials”) to both Registered Shareholders and Non-Registered Shareholders (each as defined below).

Under Notice and Access, instead of receiving a printed copy of the Meeting Materials, shareholders receive a notice (the “Notice-and-Access Notification”) with information as to the date, location and purpose of the Meeting, as well as information on how they may access the Meeting Materials electronically.

As described in the notice and access notification mailed to shareholders of the Company, the Company will, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), deliver this Notice, the Management Information Circular and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at www.envisionreports.com/SilvercorpMetalsAGS2014 or on SEDAR at www.sedar.com. The Meeting Materials will be available on these websites on August 8, 2014 and will remain on the website for one full year thereafter.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America by calling 514-982-8716 and entering your control number as indicated on your Proxy or Voting Instruction Form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the material after the Meeting, please call 1-888-224-1881.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

The Company anticipates that Notice-and-Access will directly benefit the Company through reductions in postage and printing costs.

PROXY INSTRUCTIONS

Appointment of Proxyholder(s)

The persons named in the Proxy are directors and/or officers of the Company. A Registered Shareholder (as defined below) has the right to appoint a different person or company, who need not be a shareholder, to represent the Registered Shareholder at the Meeting by striking out the names of the persons named in the Proxy and inserting the name of that other person or company in the blank space provided. If you leave the space on the Proxy blank, those directors and/or officers named on the Proxy will be appointed to act as your proxyholder.

The Proxy must be signed in writing by the Registered Shareholder, or such Registered Shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the Registered Shareholder is a corporation, the Proxy must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such Proxy. A Proxy will only be valid if it is duly completed, signed, dated and received at the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), in accordance with the instructions provided on the Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A Registered Shareholder may revoke a Proxy by delivering an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing, or where the Registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken. A Registered Shareholder may also revoke a Proxy by depositing another properly executed Proxy bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders (as defined below) who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Company (where the Non-Registered Shareholder is a NOBO (as defined below)) or their Intermediaries (where the Non-Registered Shareholder is an OBO (as defined below)) to change their vote and if necessary revoke their Proxy.

HOW TO VOTE

Only shareholders whose name appears on the records of the Company’s central security register (“Registered Shareholders”) as of the Record Date (as defined below) or their duly appointed proxyholders are permitted to vote at the Meeting. Non-Registered Shareholders (as defined below) are not permitted to vote at the Meeting unless they follow the instructions set forth below.

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the Proxy and delivering it according to the instructions contained in the Proxy and this Information Circular. If you intend to attend the Meeting and vote your Common Shares in person, you do not need to complete a Proxy.

Non-Registered Shareholders: Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”), meaning the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

If you are a Non-Registered Shareholder, the documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your Intermediary that you do not object to the Intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your Intermediary that you object to the Intermediary disclosing such beneficial ownership information. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting, if you follow the procedures outlined below.

Non-Objecting Beneficial Owners: If you are a NOBO, and unless you have previously informed your Intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from the Company or its agent a notice-and-access notification and a request for voting instructions. These security holder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the request for voting instructions provided to you and we will deposit it with our transfer agent, or, if you request on the request for voting instructions, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the request for voting instructions to provide your specific voting instructions. If you do not return your voting instructions as specified in the request for voting instructions your Common Shares will not be voted.

Objecting Beneficial Owners: The Company does not intend to pay for Intermediaries to forward the proxy-related materials and Form 54-101F7 –Request for Voting Instructions Made by Intermediary to non-registered shareholders who are “objecting beneficial owners” under NI54-101. Objecting beneficial owners will not receive the materials unless the objecting beneficial owner’s Intermediary assumes the cost of delivery. If you receive or have already received from your Intermediary either a voting instruction form or a proxy form follow the instructions provided in order to ensure your Common Shares are voted in accordance with your instructions. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow for providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the instructions provided by or on behalf of your Intermediary and insert your name in the space provided on the voting instruction form or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

The purpose of the above procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares of the Company they beneficially own. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, or the Company, as applicable, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or any waiver of their right to receive materials relating to a meeting which has been given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials relating to a meeting which is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDERS

If you complete your Proxy properly, then the nominee named in your Proxy will vote or withhold from voting the Common Shares represented by the Proxy in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you do not specify a choice on any given matter to be voted upon your Common Shares will be voted in favour of such matter. The Proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Meeting, or any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

RECORD DATE, VOTING SHARES, AND PRINCIPAL SHAREHOLDERS

The directors of the Company have fixed August 5, 2014 as the record date (the “Record Date”) for the determination of shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any such Registered Shareholder who either personally attends the Meeting or has completed and delivered a Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting. Non-Registered Shareholders should refer to the instructions above if they wish their Common Shares to be voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares, each Common Share carrying the right to one vote. As of the Record Date, the Company has issued and outstanding 170,883,808 fully paid and non-assessable Common Shares. The Company has no other classes of securities.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of a Registered Shareholder will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and which will be available at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the date hereof other than as disclosed below there are no persons who, or companies that, beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company:

Name	Share Ownership	Percentage Ownership
Van Eck Associates Corp:	22,277,625	13.0%

PARTICULARS OF MATTERS TO BE ACTED UPON

NUMBER OF DIRECTORS

The board of directors of the Company (the “Board”) presently consists of seven directors. Management proposes that the number of directors on the Company's remain the same. Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be set at seven (7) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”). The Board recommends a vote “FOR” the approval of the resolution setting the number of directors at seven (7). In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed form of proxy or voting instruction form will cast the votes represented by any proxy or voting instruction form FOR the approval of the resolution setting the number of directors at seven (7).

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the shareholders, or until his successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the BCBCA.

Management has received written consent from each of Management’s nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy in accordance with the recommendation of the Canadian Coalition for Good Governance, which means that any director nominee who receives more votes cast as withheld than voted in favour shall be considered not to have received the support of the shareholders and will tender his or her resignation immediately following the Meeting. If there are more nominees for election than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed form of proxy or voting instruction form will cast the votes represented by any proxy or voting instruction form FOR the election of the nominees named below.

The following table sets out the names of Management’s nominees for election as directors, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares of the Company that each nominee beneficially owns, or controls or directs, directly or indirectly, as of August 5, 2014.

				Common
Name and	Current		Date of	Shares
Municipality	Positions and	Principal Occupations During the Last	Appointment as a	Beneficially
of Residence(1)	Offices Held	Five Years(1)	Director or Officer	Owned(3)
Rui Feng West Vancouver, BC, Canada	Chairman and Director	Chairman of the Company from September 2003 to present; appointed President of New Pacific Metals Corp. as at May 2010 and Director of New Pacific Metals Corp. as at May 2004.	September 4, 2003	4,169,500
Myles Jianguo Gao, Vancouver, BC, Canada	Chief Executive Officer, President, and Director	President of the Company since March 2003.	November 14, 2002	803,713
S. Paul Simpson(4)(5) Vancouver, BC, Canada	Director	Solicitor at Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	648,005
Earl Drake(2)(4)(5) Vancouver, BC Canada	Director	Vice Chairman Emeritus of the Canada China Business Council. Honorary Professor in Residence at University of British Columbia.	July 24, 2006	11,000
David Kong (2)(4) Vancouver, BC, Canada	Director	Partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., New Era Minerals Inc., and Brazil Resources Inc.	November 24, 2011	15,000
Yikang Liu Beijing, China	Director	Past Deputy Secretary General of China Mining Association.	July 24, 2006	134,500
Malcolm Swallow(2)(5)(6) Langley, BC Canada	Director	Consulting senior mining industry professional and practicing consulting mining engineer. Mr. Swallow is currently a director of Trinity Resources Ltd. From 2008 to 2012 he was VP Development and a director of Inter Citic Minerals Inc. a developer of major gold mines in China.	October 16, 2013	7,000
Total				5,788,718
Notes
(1)	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective nominee
(2)	Member of Audit Committee
(3)	The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by each proposed nominee as at the date hereof
(4)	Member of Corporate Governance Committee
(5)	Member of Compensation Committee
(6)	Malcolm Swallow was appointed director in October 2013

Silvercorp confirms that no director, together with his associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

As at the date of this Information Circular and within the 10 years before the date of this Information Circular, no proposed director of the Company, is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	while that person was acting in that capacity, was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the company.

No proposed director:

(a)	is, as at the date of this Information Circular or has been within the 10 years before the date of this Information Circular a director or executive officer of any company (including the Company), that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; and

(b)	has within 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

It is proposed that Deloitte LLP, Chartered Accountants of Vancouver, BC, be reappointed as the auditors of the Company to hold office until the next annual general meeting of the shareholders of the Company or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration. Deloitte LLP, Chartered Accountants was first appointed as the auditors of the Company on November 26, 2012.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution appointing Deloitte LLP, Chartered Accountants, of Vancouver, BC, as auditor of the Company until the next annual general meeting of shareholders or until a successor is appointed, at a remuneration to be fixed by the Board.

The Board recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP, Chartered Accountants as auditor of the Company at a remuneration to be fixed by the Board. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed form of proxy or voting instruction form will cast the votes represented by any proxy or voting instruction form FOR the appointment of Deloitte LLP, Chartered Accountants as auditor of the Company at a remuneration to be fixed by the Board.

APPROVAL OF SHAREHOLDER RIGHTS PLAN

Background

The Corporation implemented a shareholder rights plan (the “Rights Plan”) by entering into a shareholder rights plan agreement on August 11, 2008 with Computershare, which agreement was subsequently amended and restated on September 23, 2011(the “Shareholder Rights Plan Agreement”). The Rights Plan was ratified by shareholders of the Company at the Company’s annual general meeting held on September 23, 2011. A copy of the Shareholder Rights Plan Agreement was filed on SEDAR at www.sedar.com on August 5, 2014.

The Shareholder Rights Plan Agreement has a term of three years, and to remain in full force and effect must be reconfirmed every three years by a resolution passed by a majority of the votes cast by all holders of voting shares who vote in respect of such reconfirmation at the annual general meeting of the Company. The Toronto Stock Exchange requires that the Shareholder Rights Plan Agreement by reconfirmed or renewed by shareholders every three years. If the Shareholder Rights Plan Agreement is not reconfirmed at the Meeting, the Shareholder Rights Plan Agreement and all outstanding Rights (as defined in the Shareholder Rights Plan Agreement) will terminate and be void and of no further force or effect at the close of the Meeting.

The Rights Plan is designed to encourage the fair treatment of shareholders in the event of any take-over bid for the Company. The Rights Plan provides the Board and the shareholders with more time than the 35 days provided by applicable securities laws, to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The reconfirmation of the Shareholder Rights Plan Agreement was not proposed in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the Common Shares. The Rights Plan is not initially dilutive; however, if a Flip-in Event (as defined in the Shareholder Rights Plan Agreement and as described below) occurs and the Rights separate from the Common Shares, as described below, reported earnings per share or cash flow per share may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

The Company continues to believe that it is in the best interests of the Company to establish a framework to maximize shareholders value in the conduct of take-over bids in a manner to ensure shareholders have an equal opportunity to participate in such a bid, to allow more time for competing bids to emerge, and to give shareholders sufficient time to properly assess the bid.

Objectives of the Rights Plan

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Company. The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. Securities legislation in Canada requires a take-over bid to remain open for 35 days. The Board does not believe that this period is sufficient to permit the Board to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for the Company's shares than the offeror. Under the Rights Plan, a bidder making a Permitted Bid (as defined below) for the Common Shares of the Company may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company's Common Shares not Beneficially Owned (as defined in the Shareholder Rights Plan Agreement) by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms. The Rights Plan will encourage an Offeror (as defined in the Shareholder Rights Plan Agreement) to proceed by way of Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the Offeror's position if a non-Permitted Bid is attempted. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis. The Rights Plan allows a partial bid to be a Permitted Bid.

The reconfirmation of the Shareholder Rights Plan Agreement is not being proposed in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the Common Shares of the Company. The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the BCBCA to promote a change in the management or direction of the Company, including the right of holders of not less than 5% of the issued Common Shares to requisition the directors to call a meeting of shareholders to transact any proper business stated in the requisition. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions. The Rights Plan does not affect in any way the financial condition of the Company. The Rights Plan is not initially dilutive; however, if a Flip-in Event (as defined in the Shareholder Rights Plan Agreement and as described below) occurs and the Rights separate from the Common Shares, as described below, reported earnings per share or cash flow per share may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

The reconfirmation of the Shareholder Rights Plan Agreement will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company. The Rights Plan is designed to provide the Board with the means to negotiate with an Offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company's shareholders.

Terms of the Rights Plan

The principal terms of the Rights Plan are summarized below. This summary is qualified by and is subject to the full terms and conditions of the Rights Plan which are contained in the Shareholder Rights Plan Agreement, a copy of which is available from the Company and is available on SEDAR. Capitalized terms used, but not defined, in this summary are defined in the Shareholder Rights Plan Agreement.

To implement the Rights Plan, one Right was issued by the Company pursuant to the Shareholder Rights Plan Agreement in respect of each Common Share outstanding at 4:00 p.m. (Vancouver time) on September 23, 2011 (the "Record Time"). One Right has been and will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time. Each initial Right entitles the holder to purchase from the Company one Common Share at an exercise price of an amount equal to three times the market price per Common Share determined as at the Separation Time, subject to certain anti-dilution adjustments. The Rights, however, are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each Right will entitle the holder to purchase Common Shares having an aggregate Market Price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price.

This issuance of Rights does not change the manner in which shareholders currently trade their Common Shares. Shareholders do not have to return their certificates in order to have the benefit of the Rights. The Rights, until the Separation Time, will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. The Rights, after the Separation Time, will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

The Separation Time is defined in the Shareholder Rights Plan Agreement as the close of business on the tenth trading day (or such earlier or later date as may be determined by the Board) after the earlier of:

(i)	the Stock Acquisition Date, which is the date of the first public announcement that a Person has become an Acquiring Person (defined in the Shareholder Rights Plan Agreement as a person who has acquired, other than pursuant to an exemption available under the Rights Plan or pursuant to a Permitted Bid, Beneficial Ownership of 20% or more of the Voting Shares of the Company);

(ii)	the date of the commencement of, or first public announcement of an intention to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

A Permitted Bid is defined in the Shareholder Rights Plan Agreement as a Take-over Bid made by take-over bid circular and which also complies with certain requirements, including:

(i)	the bid is made by take-over bid circular to all holders of Common Shares wherever resident other than the Offeror; and

(ii)	the Take-over Bid must be open for at least 60 days and more than 50% of the outstanding Common Shares of the Company (other than shares Beneficially Owned by the Offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if 50% of the Common Shares are so deposited and not withdrawn, an announcement of such fact must be made and the bid must remain open for a further 10-day period.

If an Offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed at $0.0001 per Right.

If a potential Offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of the Board to make a bid by Take-over Bid circular on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Shareholder Rights Plan Agreement to that transaction, thereby allowing such bid to proceed without dilution to the Offeror, and will be deemed to have waived the application of the Shareholder Rights Plan Agreement to all other contemporaneous bids made by Take-over Bid circular. All other waivers require shareholder approval.

Under the Shareholder Rights Plan Agreement, a Flip-in Event is any transaction or event in which any Person becomes an Acquiring Person. Except as set out below, from and after the close of business on the tenth trading day following the Stock Acquisition Date, each Right (other than Rights which are void) will entitle the holder thereof to purchase Common Shares having an aggregate Market Price equal to two times the Exercise Price for an amount in cash equal to the Exercise Price.

Upon the occurrence of a Flip-in Event, any Rights Beneficially Owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void.

Accordingly, a Flip-in Event that is not approved by the Board will result in significant dilution to an Acquiring Person. The Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding Rights at a redemption price of $0.0001 per Right.

The Company may, from time to time supplement or amend the Shareholder Rights Plan Agreement to correct clerical or typographical errors or to maintain the enforceability of the Shareholder Rights Plan Agreement as a result of a change in law. All other amendments require shareholder approval.

Shareholder Approval

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution approving, ratifying and reconfirming the Shareholder Rights Plan Agreement, and approving the issuance of all Rights pursuant to such Shareholder Rights Plan Agreement, subject to regulatory approval. To be adopted, such resolution must be approved by a majority of the holders of Common Shares.

If the Shareholder Rights Plan Agreement is reconfirmed at this Meeting, the Shareholder Rights Plan Agreement will terminate at the end of the Company’s annual general meeting in 2017, unless further extended by shareholders.

"RESOLVED, as an ordinary resolution that:

1.	The Amended and Restated Shareholder Rights Plan Agreement dated September 23, 2011 between the Company and Computershare Investor Services Inc., and the issuance of all rights pursuant to such Amended and Restated Shareholder Rights Plan Agreement, be and are hereby approved, ratified and reconfirmed for a period ending at the close of the annual general meeting of shareholders of the Company held in 2017, as substantially described in the Management Information Circular of the Company dated August 5, 2014;

2.	Any director or officer of the Company be, and is hereby authorized and directed, for and on behalf of and in the name of the Company, to do all such acts and things and to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing.”

Directors’ Recommendation

The Board has determined that the Shareholder Rights Plan Agreement is in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favour of the resolution to approve, ratify and reconfirm the Shareholder Rights Plan Agreement. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed form of proxy or voting instruction form will cast the votes represented by the proxy or voting instruction form FOR the resolution to approve, ratify and reconfirm the Shareholder Rights Plan Agreement.

Tax Consequences of the Rights Plan

The following discussion is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign, provincial, state and local laws.

Canadian Federal Income Tax Consequences

The Company will not be required to include any amount in computing the Company’s income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights.

Generally, under the ITA, the value of a right, if any, to acquire additional shares of a company is not a taxable benefit includable in income and is not subject to non-resident withholding tax if an identical right is conferred on all shareholders. While the Rights are conferred on all shareholders of the Company, they may become void in the hands of certain shareholders upon the occurrence of certain triggering events. Whether the issuance of the Rights is a taxable event is not therefore free of doubt. In any event, no amount in respect of the value of the Rights is required to be included in computing income, or subject to withholding tax, if the Rights do not have any value at the date of issue. The Company considers that the Rights have negligible value when issued, there being only a remote possibility that the Rights will ever be exercised. If the Rights have no value, the issue of the Rights will not give rise to a taxable benefit and will not be subject to non-resident withholding tax.

The foregoing does not address the Canadian income tax consequences of other events such as the separation of the Rights from the Common Shares, the occurrence of a Flip-in Event or the redemption of Rights. The holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised or are otherwise disposed of.

United States Federal Income Tax Consequences

As the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the Shareholder Rights Plan Agreement will not constitute a distribution of stock or property by the Company to its shareholders, an exchange of property or stock (either taxable or non-taxable), or any other event giving rise to the realization of gross income by any shareholder for U.S. federal income tax purposes. The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold. In the event the Rights become exercisable, each shareholder should consult their own tax advisor concerning the consequences of acquiring, holding, exercising or disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

CONFIRMATION AND APPROVAL OF ADVANCE NOTICE POLICY

Background

On July 28, 2014, the Board adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Schedule “5”. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief summary of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy.

No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy. The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the BCBCA; or (ii) a requisition of the shareholders made in accordance with section 167 of the BCBCA. Among other things, the Advance Notice Policy fixes a deadline by which holders of record of Common Shares of the Company must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

To be in proper written form a notice to the Company nominating a person for election to the Board must include certain information as set forth in the Advance Notice Policy with respect to the nominee and to the nominating shareholder. A copy of the Advance Notice Policy was filed on SEDAR at www.sedar.com on August 5, 2014.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the Board, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards. If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to approve, with or without variation, the following ordinary resolution (the “Advance Notice Policy Resolution”):

“RESOLVED, as an ordinary resolution that:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”) as attached as Schedule “5” to the Management Information Circular of the Company dated August 5, 2014 be and is hereby approved, ratified and confirmed;

2.	The board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.	Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed form of proxy or voting instruction form will cast the votes represented by any proxy or voting instruction form FOR the Advance Notice Policy Resolution.

CORPORATE GOVERNANCE

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the

Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Five out of seven members of the Board are independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and the independence requirements of the NYSE. To facilitate the ability of the Board to function independently of Management there are only two members of Management on the Board, the Chief Executive Officer and the Chairman. During each Board meeting the independent directors meet without the members of Management present.

The Board has adopted a description of how it delineates its roles and stewardship responsibilities in The Board of Directors Charter, which is attached hereto as Schedule “1”. This description incorporates the guidelines and principles outlined in NI 52-110, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines.

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing value for the shareholders of the Company. The disclosure regarding the Company’s corporate governance practices that is required by NI 58-101 is attached hereto as Appendix “A”.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended March 31, 2014:

Meeting(s) Attended in the Most Recently Completed Financial Year
Director	Board	Corporate	Compensation	Audit Committee
		Governance	Committee
Committee
	5 Meetings	5 Meetings	2 Meetings	4 Meetings
Dr. Rui Feng, Chariman	4 out of 5	n/a	n/a	n/a
Myles Gao, CEO, President	4 out of 5	n/a	n/a	n/a
S. Paul Simpson	5 out of 5	5 out of 5	2 out of 2	n/a
Earl Drake	5 out of 5	5 out of 5	1 out of 2(3)	4 out of 4
Yikang Liu	5 out of 5	2 out of 5(2)	1 out of 2(3)	n/a
David Kong	5 out of 5	3 out of 5(2)	n/a	4 out of 4
Malcolm Swallow(1)	5 out of 5	n/a	1 out of 2(3)	2 out of 4(4)
Notes
(1)	Malcolm Swallow was appointed director in October 2013.
(2)	On October 16, 2013 S. Paul Simpson, Earl Drake, and David Kong were appointed to the Corporate Governance Committee.
(3)	On October 16, 2013 S. Paul Simpson, Earl Drake, and Malcolm Swallow were appointed to the Compensation Committee.
(4)	On October 16, 2013 David Kong, Earl Drake, and Malcolm Swallow were appointed to the Audit Committee.

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance Committee works to ensure that the Board functions independently of Management, that Management is clearly accountable to the Board and those procedures are in place to monitor the effectiveness of the performance of the Board, the Committees of the Board and individual directors. The Corporate Governance Committee is comprised of Paul Simpson, Earl Drake, and David Kong, all of whom are independent directors pursuant to NI 52-110. The Corporate Governance Committee Charter is attached hereto as Schedule “2”.

COMPENSATION COMMITTEE

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. The Compensation Committee is comprised of Paul Simpson, Malcolm Swallow, and Earl Drake, all of whom are independent directors pursuant to NI 52-110. The Compensation Committee Charter is attached hereto as Schedule “3”. All committee members have direct experience in executive compensation. Paul Simpson is a senior lawyer and brings over 20 years experience in corporate law and corporate governance as it relates to compensation committees. Malcolm Swallow has current knowledge of the Chinese mining and exploration markets including current pricing and costing of services associated with silver mining and exploration. Earl Drake, with over 30 years experience of diplomatic experience in Asia, provides relevant negotiation and business strategy to the Company and its directors. As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in reviewing executive and director compensation; administering of stock options and stock option grants; and reviewing performance goals and the assessments of executives. Within the last fiscal year, no consultants or advisors were retained to assist in determining compensation. The Compensation Committee is relying in part on the 2012 Mining Industry Salary Survey compiled by a large international accounting firm to confirm the reasonableness of the CEO’s compensation package relative to other North American mining companies with similar revenues. The Company’s compensation policies and programs are designed to be competitive with similar companies and to recognize and reward executive performance consistent with the success of the Company’s business.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) dated June 27, 2014, under the heading “Audit Committee”, including a copy of the Audit Committee Charter which is attached to the AIF as Schedule “1”. The Audit Committee is comprised of David Kong, Malcolm Swallow, and Earl Drake, all of whom are independent directors pursuant to NI 52-110. The AIF is available under the Company’s profile at www.sedar.com.

The Corporate Governance Committee, Compensation Committee, and Audit Committee will each be re-constituted after the Meeting.

EXECUTIVE COMPENSATION

The following table sets forth a summary of the total compensation during the three most recently completed financial years paid to the Company’s Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD$150,000 and any additional individuals who satisfy these criteria but for the fact that individual was not serving as an officer, nor acting in a similar capacity, at the end of the most recently completed financial year, hereinafter referred to as the “Named Executive Officers” or the “NEOs”.

Summary Compensation Table

Name and	Fiscal	Salary	Share-	Option-Based	Non-Equity Incentive		Pension	All Other	Total
Principal	Year	(CAD$)	Based	Awards	Plan Compensation		Value	Compensation	Compensation
Position	Ended		Awards	(CAD$)(8)	(CAD$)		(CAD$)	(CAD$)	(CAD$)
	March		(CAD$)
31
					Annual	Long
					Incentive	Term
					Plans(7)	Incentive
Plans
Dr. Rui Feng(1)	2014	(1)	Nil	330,433	375,000	Nil	Nil	675,000(1)	1,380,433

Name and	Fiscal	Salary	Share-	Option-Based	Non-Equity Incentive		Pension	All Other	Total
Principal	Year	(CAD$)	Based	Awards	Plan Compensation		Value	Compensation	Compensation
Position	Ended		Awards	(CAD$)(8)	(CAD$)		(CAD$)	(CAD$)	(CAD$)
	March		(CAD$)
	31
					Annual	Long
					Incentive	Term
					Plans(7)	Incentive
						Plans
Chairman and	2013	(1)	Nil	931,235	750,000	Nil	Nil	637,500(1)	2,318,735
Director	2012	(1)	Nil	1,935,684	500,000	Nil	Nil	590,002(1)	3,025,686
Myles Gao(2)	2014	(2)	Nil	229,377	190,080	Nil	Nil	396,000(2)	815,457
CEO, President,	2013	(2)	Nil	465,618	184,800	Nil	Nil	396,000(2)	1,046,418
and Director	2012	(2)	Nil	664,224	200,000	Nil	Nil	369,000(2)	1,233,224
Shaoyang Shen(3),	2014	240,000	Nil	87,167	75,600	Nil	Nil	Nil	402,767
COO	2013	220,000	Nil	186,246	95,000	Nil	Nil	Nil	501,246
	2012	185,000	Nil	98,162	60,000	Nil	Nil	Nil	343,162
Maria Tang(4),	2014	240,000	Nil	87,167	75,600	Nil	Nil	Nil	402,767
CFO	2013	240,000	Nil	186,246	75,000	Nil	Nil	Nil	501,246
	2012	230,000	Nil	249,081	65,000	Nil	Nil	Nil	544,081
Peter Torn(5),	2014	180,000	Nil	46,801	22,500	Nil	Nil	Nil	249,301
General
Counsel and
Corporate
Secretary	2013	100,265	Nil	50,057	34,000	Nil	Nil	Nil	184,322
Lorne
Waldman(6),
Senior Vice
President	2014	126,136	Nil	136,138	Nil	Nil	Nil	Nil	262,274
Notes
(1)

Consulting fees payable to a firm controlled by Dr. Rui Feng for his services as Chairman and Chief Executive Officer of Silvercorp pursuant to a Consulting Agreement dated May 1, 2003, (revised January 10, 2013) and reviewed and adjusted annually by the Board. Dr. Feng resigned from his position as Chief Executive Officer in October 2013, continuing in the role as Chairman. No compensation was paid to Dr. Rui Feng for his services as a director of the Company in 2014, 2013, or 2012.

(2)

Consulting fees payable to Myles Gao and to a firm controlled by Myles Gao for his services as President and Chief Executive Officer of Silvercorp pursuant to a Consulting Agreement dated March 1, 2004, and reviewed and adjusted annually by the Chief Executive Officer. Mr. Gao was appointed as Chief Executive Officer in October 2013. No compensation was paid to Myles Gao for his services as a director of the Company in 2014, 2013, or 2012.

(3)

Shaoyang Shen was appointed as General Manager of the Company in January 2008, Vice President, China Operations, of the Company in 2009, and COO in September 28, 2012. He resigned from the Company in April 2014.

(4)	Peter Torn was appointed as Corporate Secretary and General Counsel in September 28, 2012.
(5)	Maria Tang was appointed as Interim CFO in October 2008 and appointed as CFO on August 13, 2010.
(6)	Lorne Waldman was appointed in Senior Vice President in September 2013.
(7)	Annual Incentive Plan bonus is paid in Fiscal 2014 represent bonus for performance in the prior fiscal year.
(8)

The Company has adopted IFRS 2 – Share Based Payments to account for the issuance of stock options (as defined below) to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option

Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect Management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted in each fiscal year ended March 31:

Name	Fiscal	Grant	Options	Exercise	Expiry	Weighted	Weighted	Weighted	Weighted
	Year of	Date	Granted	price	Date	average	average	average	average
	Options		(2)	(CAD$)		expected	risk free	volatilities	fair value
	Granted					lives	rates		per
						(years)			option
									(CAD$)
Dr. Rui Feng,	2014	22-Jan-2014	60,000	2.98	21-Jan-2019	3.12	1.27%	54.45%	0.92
Chairman, and	2014	13-Sep-2013	125,000	3.41	12-Sep-2018	3.12	1.61%	56.80%	1.13
Director	2014	3-Jun-2013	125,000	3.25	2-Jun-2018	3.12	1.21%	57.35%	1.07
	2013	8-Mar-2013	125,000	3.91	7-Mar-2018	3.12	1.16%	57.99%	1.34
	2013	4-Dec-2012	125,000	5.40	3-Dec-2017	3.12	1.14%	60.16%	1.99
	2013	9-Aug-2012	125,000	5.35	8-Aug-2017	3.12	1.24%	62.50%	2.05
	2013	18-Jun- 2012	100,000	6.53	17-Jun-2017	3.12	1.05%	63.44%	2.58
	2012	6-Mar-2012	250,000	6.69	5-Mar-2017	3.12	1.20%	65.79%	2.74
	2012	24-Nov-2011	100,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	2012	4-Jul-2011	100,000	9.20	4-Jun-2016	3.12	1.89%	66.85%	4.01
	2012	7-Apr-2011	80,000	14.96	7-Apr-2016	3.13	2.28%	68.19%	6.79
Myles Gao, CEO,	2014	22-Jan-2014	100,000	2.98	21-Jan-2019	3.12	1.27%	54.45%	0.92
President and	2014	13-Sep-2013	62,500	3.41	12-Sep-2018	3.12	1.61%	56.80%	1.13
Director	2014	3-Jun-2013	62,500	3.25	2-Jun-2018	3.12	1.21%	57.35%	1.07
	2013	8-Mar-2013	62,500	3.91	7-Mar-2018	3.12	1.16%	57.99%	1.34
	2013	4-Dec-2012	62,500	5.40	3-Dec-2017	3.12	1.14%	60.16%	1.99
	2013	9-Aug-2012	62,500	5.35	8-Aug-2017	3.12	1.24%	62.50%	2.05
	2013	18-Jun-2012	50,000	6.53	17-Jun-2017	3.12	1.05%	63.44%	2.58
	2012	6-Mar-2012	40,000	6.69	5-Mar-2017	3.12	1.20%	65.79%	2.74
	2012	24-Nov-2011	40,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	2012	4-Jul-2011	40,000	9.20	4-Jun-2016	3.12	1.89%	66.85%	4.01
	2012	7-Apr-2011	40,000	14.96	7-Apr-2016	3.13	2.28%	68.19%	6.79
Shaoyang Shen,	2014	22-Jan-2014	35,000	2.98	21-Jan-2019	3.12	1.27%	54.45%	0.92
COO (1)	2014	13-Sep-2013	25,000	3.41	12-Sep-2018	3.12	1.61%	56.80%	1.13
	2014	3-Jun-2013	25,000	3.25	2-Jun-2018	3.12	1.21%	57.35%	1.07

Name	Fiscal	Grant	Options	Exercise	Expiry	Weighted	Weighted	Weighted	Weighted
	Year of	Date	Granted	price	Date	average	average	average	average
	Options		(2)	(CAD$)		expected	risk free	volatilities	fair value
	Granted					lives	rates		per
						(years)			option
									(CAD$)
	2013	8-Mar-2013	25,000	3.91	7-Mar-2018	3.12	1.16%	57.99%	1.34
	2013	4-Dec-2012	25,000	5.40	3-Dec-2017	3.12	1.14%	60.16%	1.99
	2013	9-Aug-2012	25,000	5.35	8-Aug-2017	3.12	1.24%	62.50%	2.05
	2013	18-Jun-2012	20,000	6.53	17-Jun-2017	3.12	1.05%	63.44%	2.58
	2012	6-Mar-2012	10,000	6.69	5-Mar-2017	3.12	1.20%	65.79%	2.74
	2012	24-Nov-2011	10,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	2012	4-Jul-2011	10,000	9.20	4-Jun-2016	3.12	1.89%	66.85%	4.01
Maria Tang,	2014	22-Jan-2014	35,000	2.98	21-Jan-2019	3.12	1.27%	54.45%	0.92
CFO	2014	13-Sep-2013	25,000	3.41	12-Sep-2018	3.12	1.61%	56.80%	1.13
	2014	3-Jun-2013	25,000	3.25	2-Jun-2018	3.12	1.21%	57.35%	1.07
	2013	8-Mar-2013	25,000	3.91	7-Mar-2018	3.12	1.16%	57.99%	1.34
	2013	4-Dec-2012	25,000	5.40	3-Dec-2017	3.12	1.14%	60.16%	1.99
	2013	9-Aug-2012	25,000	5.35	8-Aug-2017	3.12	1.24%	62.50%	2.05
	2013	18-Jun-2012	20,000	6.53	17-Jun-2017	3.12	1.05%	63.44%	2.58
	2012	6-Mar-2012	15,000	6.69	5-Mar-2017	3.12	1.20%	65.79%	2.74
	2012	24-Nov-2011	15,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	2012	4-Jul-2011	15,000	9.20	4-Jun-2016	3.12	1.89%	66.85%	4.01
	2012	7-Apr-2011	15,000	14.96	7-Apr-2016	3.13	2.28%	68.19%	6.79
Peter Torn, Corporate	2014	22-Jan-2014	15,000	2.98	21-Jan-2019	3.12	1.27%	54.45%	0.92
Secretary and	2014	13-Sep-2013	15,000	3.41	12-Sep-2018	3.12	1.61%	56.80%	1.13
General Counsel	2014	3-Jun-2013	15,000	3.25	2-Jun-2018	3.12	1.21%	57.35%	1.07
	2013	4-Dec-2012	15,000	5.40	3-Dec-2017	3.12	1.14%	60.16%	1.99
Lorne Waldman,	2014	22-Jan-2014	25,000	2.98	21-Jan-2019	3.12	1.27%	54.45%	0.92
Senior Vice President	2014	13-Sep-2013	100,000	3.41	12-Sep-2018	3.12	1.61%	56.80%	1.13

Notes

(1)	Shaoyang Shen resigned from the Company in April 2014.
(2)	All Options granted to the above Named Executive Officers vest over a four year period, with 6.25% of the Options vesting every quarter.

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes awards outstanding at fiscal year ended March 31, 2014, for each NEO.

	Option-Based Awards				Share-Based Awards
Name	Number of	Option Exercise	Option	Value of	Number of	Market or
	Securities	Price (CAD$)	Expiration Date	Unexercised	Shares or	Payout Value
	Underlying			In-The-	Units of	of Share-
	Unexercised			Money	Shares that	Based Awards
	Options			Options (1)	have not	that have not
				(CAD$)	Vested (#)	Vested
						(CAD$)
Dr. Rui Feng,	195,000	2.65	19-Apr-2014	-	Nil	Nil
Chairman and	60,000	2.98	21-Jan-2019	-	Nil	Nil
Director	125,000	3.25	2-Jun-2018	-	Nil	Nil
	125,000	3.41	12-Sep-2018	-	Nil	Nil
	125,000	3.91	7-Mar-2018	-	Nil	Nil
	125,000	5.35	8-Aug-2017	-	Nil	Nil
	125,000	5.40	3-Dec-2017	-	Nil	Nil
	100,000	6.53	17-Jun-2017	-	Nil	Nil
	250,000	6.69	5-Mar-2017	-	Nil	Nil
	97,500	7.00	5-Jan-2015	-	Nil	Nil
	100,000	7.27	24-Nov-2016	-	Nil	Nil
	48,750	7.40	20-Apr-2015	-	Nil	Nil
	100,000	8.23	3-Oct-2015	-	Nil	Nil
	100,000	9.20	4-Jun-2016	-	Nil	Nil
	80,000	12.16	4-Jan-2016	-	Nil	Nil
	80,000	14.96	7-Apr-2016	-	Nil	Nil
Myles Gao CEO,	150,000	2.65	19-Apr-2014	-	Nil	Nil
President and	100,000	2.98	21-Jan-2019	-	Nil	Nil
Director	62,500	3.25	2-Jun-2018	-	Nil	Nil
	62,500	3.41	12-Sep-2018	-	Nil	Nil
	62,500	3.91	7-Mar-2018	-	Nil	Nil
	62,500	5.35	8-Aug-2017	-	Nil	Nil
	62,500	5.40	3-Dec-2017	-	Nil	Nil
	50,000	6.53	17-Jun-2017	-	Nil	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of	Option Exercise	Option	Value of	Number of	Market or
	Securities	Price (CAD$)	Expiration Date	Unexercised	Shares or	Payout Value
	Underlying			In-The-	Units of	of Share-
	Unexercised			Money	Shares that	Based Awards
	Options			Options (1)	have not	that have not
				(CAD$)	Vested (#)	Vested
						(CAD$)
	40,000	6.69	5-Mar-2017	-	Nil	Nil
	75,000	7.00	5-Jan-2015	-	Nil	Nil
	40,000	7.27	24-Nov-2016	-	Nil	Nil
	37,500	7.40	20-Apr-2015	-	Nil	Nil
	75,000	8.23	3-Oct-2015	-	Nil	Nil
	40,000	9.20	4-Jun-2016	-	Nil	Nil
	40,000	12.16	4-Jan-2016	-	Nil	Nil
	40,000	14.96	7-Apr-2016	-	Nil	Nil
Shaoyang Shen,	5,834	2.65	19-Apr-2014	-	Nil	Nil
COO (2)	35,000	2.98	21-Jan-2019	-	Nil	Nil
	25,000	3.25	2-Jun-2018	-	Nil	Nil
	25,000	3.41	12-Sep-2018	-	Nil	Nil
	25,000	3.91	7-Mar-2018	-	Nil	Nil
	25,000	5.35	8-Aug-2017	-	Nil	Nil
	25,000	5.40	3-Dec-2017	-	Nil	Nil
	20,000	6.53	17-Jun-2017	-	Nil	Nil
	10,000	6.69	5-Mar-2017	-	Nil	Nil
	17,500	7.00	5-Jan-2015	-	Nil	Nil
	10,000	7.27	24-Nov-2016	-	Nil	Nil
	11,250	7.40	20-Apr-2015	-	Nil	Nil
	26,250	8.23	3-Oct-2015	-	Nil	Nil
	10,000	9.20	4-Jun-2016	-	Nil	Nil
	10,000	12.16	4-Jan-2016	-	Nil	Nil
Maria Tang, CFO	30,000	2.65	19-Apr-2014	-	Nil	Nil
	35,000	2.98	21-Jan-2019	-	Nil	Nil
	25,000	3.25	2-Jun-2018	-	Nil	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of	Option Exercise	Option	Value of	Number of	Market or
	Securities	Price (CAD$)	Expiration Date	Unexercised	Shares or	Payout Value
	Underlying			In-The-	Units of	of Share-
	Unexercised			Money	Shares that	Based Awards
	Options			Options (1)	have not	that have not
				(CAD$)	Vested (#)	Vested
						(CAD$)
	25,000	3.41	12-Sep-2018	-	Nil	Nil
	25,000	3.91	7-Mar-2018	-	Nil	Nil
	25,000	5.35	8-Aug-2017	-	Nil	Nil
	25,000	5.40	3-Dec-2017	-	Nil	Nil
	20,000	6.53	17-Jun-2017	-	Nil	Nil
	15,000	6.69	5-Mar-2017	-	Nil	Nil
	30,000	7.00	5-Jan-2015	-	Nil	Nil
	15,000	7.27	24-Nov-2016	-	Nil	Nil
	15,000	7.40	20-Apr-2015	-	Nil	Nil
	30,000	8.23	3-Oct-2015	-	Nil	Nil
	15,000	9.20	4-Jun-2016	-	Nil	Nil
	15,000	12.16	4-Jan-2016	-	Nil	Nil
	15,000	14.96	7-Apr-2016	-	Nil	Nil
Peter Torn,	15,000	2.98	21-Jan-2019	-	Nil	Nil
General Counsel	15,000	3.25	2-Jun-2018	-	Nil	Nil
and Corporate	15,000	3.41	12-Sep-2018	-	Nil	Nil
Counsel	15,000	3.91	7-Mar-2018	-	Nil	Nil
	15,000	5.35	8-Aug-2017	-	Nil	Nil
	15,000	5.40	3-Dec-2017	-	Nil	Nil
	15,000	6.53	17-Jun-2017	-	Nil	Nil
	10,000	6.69	5-Mar-2017	-	Nil	Nil
	7,500	7.27	24-Nov-2016	-	Nil	Nil
	13,125	8.23	3-Oct-2015	-	Nil	Nil
	5,000	9.20	4-Jun-2016	-	Nil	Nil
	3,281	12.16	4-Jan-2016	-	Nil	Nil
	4,000	14.96	7-Apr-2016	-	Nil	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of	Option Exercise	Option	Value of	Number of	Market or
	Securities	Price (CAD$)	Expiration Date	Unexercised	Shares or	Payout Value
	Underlying			In-The-	Units of	of Share-
	Unexercised			Money	Shares that	Based Awards
	Options			Options (1)	have not	that have not
				(CAD$)	Vested (#)	Vested
(CAD$)
Lorne Waldman,	25,000	2.98	21-Jan-2019	-	Nil	Nil
Senior Vice President	100,000	3.41	12-Sep-2018	-	Nil	Nil
Notes
(1)	The closing price of the Company’s Common Shares on the Toronto Stock Exchange (“TSX”) on March 31, 2014, was CAD$2.16.
(2)	Shaoyang Shen resigned from the Company in April 2014.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards – Value	Share-Based Awards – Value	Non-Equity Incentive Plan
	vested during the year	vested during the year	Compensation – Value earned
	(CAD$)	(CAD$)	during the year
			(CAD$)
Dr. Rui Feng
Chairman and	7,109.69	Nil	Nil
Director
Myles Gao
CEO, President	3,554.60	Nil	Nil
and Director
Shaoyang Shen
COO (1)	1,422.19	Nil	Nil
Maria Tang
CFO	1,422.19	Nil	Nil
Lorne Waldman,
Senior Vice	-	Nil	Nil
President
Peter Torn
General Counsel
and Corporate	853.44	Nil	Nil
Secretary

Notes

(1)              Shaoyang Shen resigned from the Company in April 2014.

Option Repricing

There are no Options held by the NEOs that have been repriced.

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Employment Contracts

The Company does not have any employment contracts with the NEOs other than as disclosed below.

Dr. Rui Feng, Chairman and Director

Dr. Rui Feng entered into a consulting agreement for two year term with Fortune Mining Limited (a subsidiary of the Company) dated January 10, 2013, to provide the following services: assisting the Company’s mining and exploration development in China; providing senior executive services to the Company; providing management services to the company’s mining and exploration activities in China; presenting Company information and investor relations functions; reviewing mine exploration and mine development information and related technical information; assisting in the hiring of senior management in China; assisting in reviewing and acquiring mineral properties in China; negotiating and reviewing agreements, including mining agreements; and review mining permits and related exploration and development documents. Dr. Rui Feng’s consultancy fee, as stipulated under the agreement is $2,700 per day, plus applicable taxes, for each day services were provided to the Company. In addition, the agreement provides Dr. Rui Feng with options, finder’s fees or bonuses, in amounts to be determined by the Board, for bringing mineral resource acquisition opportunities to the Company. All travel and other expenses incurred in connection with the provision of services are reimbursable. Dr. Rui Feng’s current billing rate is CAD$56,250 per month, as approved by the Board of Directors of the Company.

Dr. Rui Feng is prohibited, during the term of the agreement and for a period of two (2) years thereafter, from acquiring any interest, direct or indirect, through associates or affiliates, in any exploration concessions, mining claims, leases, mining rights, interest in land, fee lands, surface rights or water rights within ten (10) kilometres of any property in which the Company has an interest at the time of execution of, or acquires during the term of, the agreement. Under the agreement either party may terminate the agreement for any reason upon thirty (30) days written notice.

Myles Gao, Chief Executive Officer, President, and Director

Mr. Myles Gao entered into a consulting agreement for a two year term with Silvercorp Metals Inc. dated March 1, 2014, to provide the following services assisting Company’s mining and exploration development in China; providing senior executive services to the Company; providing management services to the company’s mining and exploration activities in China; presenting Company information and investor relations functions; reviewing mine exploration and mine development information and related technical information; assisting in the hiring of senior management in China; assisting in the review of mineral properties in China; reviewing agreements, including mining agreements; and review mining permits and related exploration and development documents. Mr. Myles Gao’s consultancy fee is $33,000 per month which was approved by the CEO of the Company at the time.

Mr. Myles Gao is prohibited, during the term of the agreement and for a period of two (2) years thereafter, from acquiring any interest, direct or indirect, through associates or affiliates, in any exploration concessions, mining claims, leases, mining rights, interest in land, fee lands, surface rights or water rights within ten (10) kilometres of any property in which the Company has an interest at the time of execution of, or acquires during the term of, the agreement. Under the terms of the agreement, either party may terminate the agreement upon thirty (30) days written notice to the other party, with no obligations of the Company to Myles Gao, other than for services performed up to the date of the termination.

Shaoyang Shen, Chief Operating Officer

On January 1, 2012 Silvercorp entered into an employment agreement for a two year term with Shaoyang Shen as Vice President, China Operations commencing January 1, 2012 with a salary of CAD$200,000 per annum. His current salary is CAD$240,000 per annum. Shaoyang Shen is entitled to two weeks of vacation annually, reimbursement of reasonable expenses incurred in connection with the performance of duties, options, and bonuses.

The agreement may be terminated by the Company or Shaoyang Shen upon one month’s notice. Shaoyang Shen has also agreed to a “Non-Competition Period” of twelve (12) months after the termination of his employment agreement. Shaoyang was confirmed as COO of Silvercorp on September 28, 2012. He resigned from the Company in April 2014.

Maria Tang, Chief Financial Officer

On July 22, 2013, Silvercorp entered into an employment agreement for a two year term with Maria Tang as Chief Financial Officer with a base salary of $240,000 per annum in which she is entitled to three weeks of vacation annually, reimbursement of reasonable expenses incurred in connection with the performance of duties, options, and bonuses. The agreement may be terminated by the Company upon two months’ notice within the first year and an additional month’s notice for each full year of employment completed. Maria Tang has also agreed to a “Non-Competition Period” of twelve (12) months after the termination of her employment agreement.

Lorne Waldman, Senior Vice President

Silvercorp entered into an employment agreement to engage Lorne Waldman as Senior Vice President of the Company effective September 8, 2013, at a base salary of CAD$225,000 per annum, for a term of two years in which he is entitled to four weeks of vacation annually, reimbursement of reasonable expenses incurred in connection with the performance of duties, options, and bonuses. Lorne Waldman has also agreed to a “Non-Competition Period” of twelve (12) months after the termination of his employment agreement.

Peter Torn, General Counsel and Corporate Secretary

On July 22, 2013, Silvercorp entered into an employment agreement for a two year term with Peter Torn as General Counsel and Corporate Secretary with a base salary of $180,000 per annum in which he is entitled to three weeks of vacation annually, reimbursement of reasonable expenses incurred in connection with the performance of duties, options, and bonuses. The agreement may be terminated by the Company upon two months’ notice within the first year and an additional month’s notice for each full year of employment completed. Peter Torn has also agreed to a “Non-Competition Period” of twelve (12) months after the termination of his employment agreement.

Change of Control Agreements

The Company has entered into separate Change of Control Agreements with each of Dr. Rui Feng, Myles Gao, Maria Tang, Lorne Waldman, and Peter Torn. The terms of the Change of Control Agreements provide that if an executive officer’s employment agreement or consulting agreement, as applicable, is terminated, other than for cause, within 18 months after a Change of Control, the executive officer shall be entitled to: (i) a lump sum payment equal to 18 months base compensation plus any other amounts owed for compensation in arrears (ii) if awarded, bonus (iii) continuation of benefits for 18 months and (iv) immediate vesting of all outstanding Options. The Company is responsible for the payment of the Change of Control payments and there are no requirements to receiving a Change of Control payment (such as execution of a non-competition agreement, non-solicitation agreement or confidentiality agreement).

The Change of Control Agreements deem a “Change of Control” to occur if: (i) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which equity securities of the Company possessing more than 50% of the total voting power of the Company are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the directors of the Company prior to the transaction constitute less than 50% of the Board membership following the transaction; (ii) any person, or any combination of persons acting jointly or in concert shall acquire or hold, directly or indirectly, 25% or more of the voting rights attached to all outstanding equity securities; (iii) any person, or any combination of persons acting jointly or in concert shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or (iv) if the Company sells, transfers or otherwise disposes of all or substantially all of its assets.

Quantified Impact of Termination and Change of Control Provisions

If a Change of Control of the Company had occurred on March 31, 2014, the total estimated cash cost to the Company of related payments to the NEOs, (which includes the accelerated option based award value) is estimated at CAD$2,926,500. The following table shows estimated incremental payments in Canadian dollars triggered pursuant to termination of employment of a NEO in accordance with the termination provisions described above:

Name	Termination Without Cause Under	Termination on Change of Control
	Employment Agreement Provision Value	Provision Value (CAD$) (1)(2)(3)
	(CAD$) (1)(2)(3)
Dr. Rui Feng	56,250	1,012,500
Myles Gao	33,000	594,000
Shaoyang Shen (4)	160,000	360,000
Maria Tang	160,000	360,000
Peter Torn	90,000	270,000
Lorne Waldman	-	330,000
Notes
(1)	The termination values assume that the triggering event took place on the last business day of the Company’s financial year- end (March 31, 2014).
(2)

The accelerated option-based award value on the last business day of the Corporation’s year-end (March 31, 2014) was calculated based on the difference between the value of the Options that would have vested and the closing price of the Company’s Common Shares on the TSX on March 31, 2014, of CAD$2.16.

(3)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered ‘‘incremental’’ payments made in connection with termination of employment.
(4)	Shaoyang Shen resigned from the Company April 2014.

No new actions, decisions, or policies were made after the end of the last financial year to affect a readers understanding of an NEO’s compensation for the year ended March 31, 2014.

Compensation Discussion and Analysis

During the 2014 fiscal year, total compensation paid to the Named Executive Officers has decreased to CAD$3,513,000 from CAD$4,551,967 in fiscal 2013 and CAD$5,687,734 in fiscal 2012. During the 2014 fiscal year, total compensation paid to the Named Executive Officers changed primarily as a result of: (i) decrease in payment of annual bonuses totalling CAD$738,780 compared to CAD$1,138,800 in fiscal 2013 and CAD$890,000 in fiscal 2012 and (ii) a decrease in the value of stock option grants to CAD$917,084 in fiscal 2014 compared to CAD$1,819,402 in fiscal 2013 and CAD$3,196,232 in fiscal 2012.

The Company’s executive compensation program is overseen by the Compensation Committee of the Board. See “Compensation Committee” above for a description of the composition of the Compensation Committee. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Company’s stock option plan (the “Stock Option Plan”). The Compensation Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO, relative to both industry performance and overall Company performance, and compares total compensation to compensation paid by comparable companies. Comparable silver mining and exploration companies continued to be comprised of publicly traded mining companies based of similar size, as determined by market capitalization, revenue, and complexity to the Company and includes Eldorado Gold Corp., Endeavour Silver Corp., First Majestic Silver Corp., Fortuna Silver Corp., Silver Standard Resources, and Taseko Mines Limited.

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company. The Company has employed a combination of base compensation and equity participation through its Stock Option Plan. In addition, the Company annually awards some of the executive officers, or companies controlled by executive officers, performance bonuses for the year. The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for Options, focuses on annual, rather than long-term, compensation.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size and with operations at a similar or a more advanced stage. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of total compensation to pay. Compensation decisions are made through discussion by the Compensation Committee, with input from the Chairman and CEO, with the final recommendations of the Compensation Committee being submitted to the Board for further discussion and final approval.

The target is for the total compensation package granted to the CEO to be approximately in the middle range of other comparably sized mining companies; however, there is no fixed formula, or pre-determined set of peer companies that is used for this determination, rather the Compensation Committee focuses most closely on the executive compensation of a limited number of silver mining producers with market capitalizations and production profiles most similar to the Company. For the current year this was Endeavor Silver Corp. and Fortuna Silver Corp.

The Compensation Committee reviews compensation mix on an annual basis with the goal of having a target performance based compensation for the Chairman and Chief Executive Officer to be in excess of 50% of their total base pay compensation. For the Fiscal year of 2014 51% of total compensation paid to both the Chairman and Chief Executive Officer came from compensation from short and long term (options) performance compensation.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including forward contracts, equity swaps, collars, or like instruments, that are designed to hedge against a decrease in market value of securities of the Company granted to such director or NEO as compensation.

Base Compensation

In the Compensation Committee’s view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with consideration also given to internal relativity, individual performance, and difficulty in finding a suitable alternative, particularly for companies with operations in China.

Short Term Incentive Plan

The Company does not maintain any short term incentive plans for its NEOs but does award annual performance bonuses, as discussed below.

Option-Based Awards

The Company believes that encouraging its executive officers and employees to become shareholders is one of the best ways of aligning their interests with those of its shareholders.

The Compensation Committee oversees the administration of the Stock Option Plan of the Company. The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The option distribution is recommended by the Chairman and/or Chief Executive Officer to the members of the Compensation Committee who decide whether they agree with Management’s recommendations and who, once satisfied, provide their recommendation to the Board. The number of options recommended for each individual is based upon seniority, responsibilities of the job position, and the performance of the Company. The Compensation Committee’s recommendation to the Board includes the number of options to be granted to independent directors. During the 2014 fiscal year, the Board granted optionees Options to purchase 1,253,500 Common Shares, representing 0.7% of the outstanding Common Shares of the Company at year-end.

The NEOs are granted options commensurate with those offered by other companies in our industry, with consideration also given to internal relativity and individual performance. Options are granted to executive officers taking into account a number of factors, including the amount and terms of Options previously granted, base compensation, performance bonuses, if any, and competitive factors.

All Options granted were granted at or above market prices, with a term of five years, and vesting in equal quarterly amounts over either a three or four-year vesting period.

Performance Bonuses

The NEOs are paid performance bonuses commensurate with those offered by other companies in our industry, with consideration also given to Company performance, individual performance and internal relativity. Considerations for NEOs performance bonus awards paid out during the fiscal 2014 year were based primarily on three elements from fiscal 2013 (1) relative and absolute share performance; (2) Company performance in fiscal 2014, and (3) executive officers’ performance. In contemplating the bonus to award the CEO for Company performance, the Committee noted reduced sales, profits, silver production, and share price and reduced the bonus awarded to the then CEO to CAD$375,000 from CAD$750,000 in fiscal 2013. The Committee delegated authority to establish performance bonuses for other officers to the CEO and a total of CAD$363,780 in bonuses were awarded to all other NEOs in fiscal 2014 compared to $388,800 in fiscal 2013.

The Compensation Committee noted that in the past it did not rely on any formula, or objective criteria and analysis to determine an exact amount of performance bonus to pay. Going forward, starting with bonus based upon performance in the current year of Fiscal 2015, the Compensation Committee and senior management has agreed on a performance bonus system described below:

Future Performance Bonus System

A target bonus is set as a percentage of base compensation. The actual bonus percentage will then be determined based on a weighting for achieving Company Performance and Personal Performance as follows:

NEO Positions	Target Bonus%(1)	Company Performance	Personal Performance
CEO/Executive Chairman	40%	70%	30%
CFO and other NEOs	30%	50%	50%

Notes

(1)             As a maximum the bonus may be as high as 2 times the target bonus, with a minimum of 30% of the bonus target.

The Company performance component of the bonus is based on achievement of Metal Production, Return on Capital Employed (“ROCE”), and absence of material Safety and/or Environment Accidents. Metal Production Targets are those released as part of the Company’s annual production guidance. For fiscal 2015 the ROCE target is set in a range of 6-7% but with an adjustment mechanism for average silver, lead, and zinc price changes. Additionally, the bonus payable will be cut by 50% if there is any materially adverse safety or environmental accident. The personal performance component is based on individual core job requirements, performance objectives and project assignments related to position, function, and Company priorities. On an annual basis, the Compensation Committee, Chairman, and/or CEO with discuss with each NEO to set their personal performance expectations for the upcoming year, and to evaluate them on their individual performance in the prior year.The Personal Performance component is based on individual core job requirements, performance objectives and project assignments related to position, function, and Company priorities. On an annual basis, the Compensation Committee, Chairman, and/or CEO will discuss with each NEO to set their personal performance expectations for the upcoming year, and to evaluate them on their individual performance in the prior year.

Performance Graph

The Common Shares of the Company commenced trading on the TSX on October 24, 2005, under the symbol “SVM” and prior to that time traded on the TSX Venture Exchange. The Common Shares also trade on the NYSE, also under the symbol SVM. The following chart compares the total cumulative shareholder return for CAD$100 invested in Common Shares of the Company on April 1, 2009, with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index for the period from April 1, 2009 to March 31, 2014. The Common Share performance as set out in the graph does not necessarily indicate future price performance and does not factor in the payment of dividends by Silvercorp to its shareholders.

Cumulative Total Return

For Date	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2013	March 31, 2014
SVM	100.00	307.05	621.59	302.64	177.97	95.15
S&P/TSX Composite Index	100.00	138.04	161.87	142.11	146.21	164.39
S&P/TSX Global Gold Index	100.00	93.21	117.39	99.30	75.22	53.39

For Date	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2013	March 31, 2014
SVM Closing Price	2.27	6.97	14.11	6.87	4.04	2.16
S&P/TSX Composite Index	8,720.39	12,037.73	14,116.10	12,392.18	12,749.90	14,335.30
S&P/TSX Global Gold Index	338.77	315.77	397.69	336.40	254.83	180.86

The Company does take into account overall share price performance in determining executive compensation amounts; however, share price performance is just one of the many factors, as discussed above, that the Company takes into consideration. Overall, the trend in total compensation for the Named Executive Officers has followed the trend in the share price, rising following increases in the share price, and declining when the share prices declines. Total compensation rises and falls in line with share prices primarily because of the valuation of option based awards and annual incentive plan payments. There is not a close correlation between the Company’s share price performance and the amount of base salaries, or consulting fees, (collectively “base pay”) paid to Named Executive Officers. While base pay generally increased during times when share price was increasing, base pay continued to rise moderately during recent periods of declining share prices. In considering base pay for the Chairman and/or Chief Executive Officer the Compensation Committee gives particular weight to compensation paid to NEOs at the closest comparable companies, and is particularly cautious in recommending reductions to base pay, recognising the difficulty in finding English speaking senior management with experience in operating mines in China.

Compensation of Directors

The Board of Directors has approved a Directors’ compensation package that pays each non-executive director CAD$41,250 per year. In addition, committee chairpersons are paid an additional CAD$8,250 per year, with the Chairman of the Audit Committee receiving an additional CAD$24,750 per year. The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers for their roles as directors during the most recently completed financial year. The Compensation Committee reviews the Directors’ compensation package on an annual basis relative to director remuneration at the closest comparable companies and makes recommendations to the board of directors regarding director compensation on an annual basis. Total director compensation decreased to CAD$325,824 in fiscal 2014 compared to CAD$529,392 in fiscal 2013. The main reason for the decrease was the value of option-based awards decreased to CAD$132,242 in fiscal 2014 compared to CAD$290,142 in fiscal 2013. The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except Options.

The following table sets out compensation paid to directors in the financial year ended March 31, 2014:

Director compensation table(1)

Name	Fees earned	Share-	Option-	Non-equity	Pension	All other	Total
	(CAD$)	based	based	incentive plan	value	compensation	(CAD$)
		awards	awards	compensation	(CAD$)	(CAD$)
		(CAD$)	(CAD$)	(CAD$)
S. Paul Simpson	49,500	Nil	31,200(3)	Nil	Nil	Nil	80,700
Earl Drake	41,250	Nil	20,280(3)	Nil	Nil	Nil	61,530
Yikang Liu	41,250	Nil	20,280(3)	Nil	Nil	Nil	61,530
David Kong	66,000	Nil	31,200(3)	Nil	Nil	Nil	97,200
Malcolm Swallow(2)	18,906	Nil	5,958(3)	Nil	Nil	Nil	24,864
Total	216,906		108,918(3)				325,824
Notes
(1)	Disclosure about compensation payable to Dr. Rui Feng and Myles Gao in their capacities as directors has already been disclosed above under the heading “Summary Compensation Table”.
(2)	Malcolm Swallow was appointed director in October 2013.
(3)

The Company has adopted IFRS 2 – Share Based Payments to account for the issuance of Options to employees and non- employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumption used to calculate the fair value of each set of Options granted to directors, who are not NEOs, during the financial year ended March 31, 2014:

Name	Grant	Options	Exercise	Expired	Weighted	Weighted	Weighted	Weighted
	Date	Granted	price	Date	average	average	average	average
			(CAD$)		expected	risk free	volatilities	fair value
					lives	rates		per option
					(years)			(CAD$)
	8-Mar-2013	10,000	3.91	7-Mar-2018	3.12	1.16%	57.99%	1.34
S. Paul Simpson	4-Dec-2012	10,000	5.40	3-Dec-2017	3.12	1.14%	60.16%	1.99
	9-Aug-2012	10,000	5.35	8-Aug-2017	3.12	1.24%	62.50%	2.05

	22-Jan-2014	6,500	2.98	21-Jan-2019	3.12	1.27%	54.45%	0.92
Earl Drake	13-Sep-2013	6,500	3.41	12-Sep-2018	3.12	1.61%	56.80%	1.13
	3-Jun-2013	6,500	3.25	2-Jun-2018	3.12	1.21%	57.35%	1.07
	22-Jan-2014	6,500	2.98	21-Jan-2019	3.12	1.27%	54.45%	0.92
Yikang Liu	13-Sep-2013	6,500	3.41	12-Sep-2018	3.12	1.61%	56.80%	1.13
	3-Jun-2013	6,500	3.25	2-Jun-2018	3.12	1.21%	57.35%	1.07
	22-Jan-2014	10,000	2.98	21-Jan-2019	3.12	1.27%	54.45%	0.92
David Kong	13-Sep-2013	10,000	3.41	12-Sep-2018	3.12	1.61%	56.80%	1.13
	3-Jun-2013	10,000	3.25	2-Jun-2018	3.12	1.21%	57.35%	1.07
Malcolm Swallow (1)	22-Jan-2014	6,500	2.98	21-Jan-2019	3.12	1.27%	54.45%	0.92
Notes

(1)             Malcolm Swallow was appointed director in October 2013.

The Company grants Options from time to time at the discretion of the Board to its Directors, in accordance with the policies of the TSX and its Stock Option Plan.

Outstanding Share-Based Awards and Option-Based Awards in Fiscal 2014

The following table summarizes awards outstanding at fiscal year ended March 31, 2014, for each non-executive Director.

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option Expiration	Value of	Number of	Market or
	Securities	Exercise	Date	Unexercised	Shares or	Payout Value
	Underlying	Price		In-The-	Units of	of Share-Based
	Unexercised	(CAD$)		Money	Shares that	Awards that
	Options			Options (1)	have not	have not
				(CAD$)	Vested (#)	Vested
						(CAD$)
	40,000	2.65	19-Apr-2014	-	Nil	Nil
	10,000	2.98	21-Jan-2019	-	Nil	Nil
	10,000	3.25	2-Jun-2018	-	Nil	Nil
	10,000	3.41	12-Sep-2018	-	Nil	Nil
S. Paul Simpson	10,000	3.91	7-Mar-2018	-	Nil	Nil
	10,000	5.35	8-Aug-2017	-	Nil	Nil
	10,000	5.40	3-Dec-2017	-	Nil	Nil
	7,500	6.53	17-Jun-2017	-	Nil	Nil
	7,500	6.69	5-Mar-2017	-	Nil	Nil
	20,000	7.00	5-Jan-2015	-	Nil	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option Expiration	Value of	Number of	Market or
	Securities	Exercise	Date	Unexercised	Shares or	Payout Value
	Underlying	Price		In-The-	Units of	of Share-Based
	Unexercised	(CAD$)		Money	Shares that	Awards that
	Options			Options (1)	have not	have not
				(CAD$)	Vested (#)	Vested
						(CAD$)
	7,500	7.27	24-Nov-2016	-	Nil	Nil
	10,000	7.40	20-Apr-2015	-	Nil	Nil
	10,000	8.23	3-Oct-2015	-	Nil	Nil
	7,500	9.20	4-Jun-2016	-	Nil	Nil
	5,000	12.16	4-Jan-2016	-	Nil	Nil
	5,000	14.96	7-Apr-2016	-	Nil	Nil
	30,000	2.65	19-Apr-2014	-	Nil	Nil
	6,500	2.98	21-Jan-2019	-	Nil	Nil
	6,500	3.25	2-Jun-2018	-	Nil	Nil
	6,500	3.41	12-Sep-2018	-	Nil	Nil
	6,500	3.91	7-Mar-2018	-	Nil	Nil
	6,500	5.35	8-Aug-2017	-	Nil	Nil
	6,500	5.40	3-Dec-2017	-	Nil	Nil
Earl Drake	5,000	6.53	17-Jun-2017	-	Nil	Nil
	5,000	6.69	5-Mar-2017	-	Nil	Nil
	15,000	7.00	5-Jan-2015	-	Nil	Nil
	5,000	7.27	24-Nov-2016	-	Nil	Nil
	7,500	7.40	20-Apr-2015	-	Nil	Nil
	7,500	8.23	3-Oct-2015	-	Nil	Nil
	5,000	9.20	4-Jun-2016	-	Nil	Nil
	3,750	12.16	4-Jan-2016	-	Nil	Nil
	3,750	14.96	7-Apr-2016	-	Nil	Nil
	6,500	2.98	21-Jan-2019	-	Nil	Nil
Yikang Liu	6,500	3.25	2-Jun-2018	-	Nil	Nil
	6,500	3.41	12-Sep-2018	-	Nil	Nil
	6,500	3.91	7-Mar-2018	-	Nil	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option Expiration	Value of	Number of	Market or
	Securities	Exercise	Date	Unexercised	Shares or	Payout Value
	Underlying	Price		In-The-	Units of	of Share-Based
	Unexercised	(CAD$)		Money	Shares that	Awards that
	Options			Options (1)	have not	have not
				(CAD$)	Vested (#)	Vested
						(CAD$)
	6,500	5.35	8-Aug-2017	-	Nil	Nil
	6,500	5.40	3-Dec-2017	-	Nil	Nil
	5,000	6.53	17-Jun-2017	-	Nil	Nil
	5,000	6.69	5-Mar-2017	-	Nil	Nil
	15,000	7.00	5-Jan-2015	-	Nil	Nil
	5,000	7.27	24-Nov-2016	-	Nil	Nil
	7,500	7.40	20-Apr-2015	-	Nil	Nil
	7,500	8.23	3-Oct-2015	-	Nil	Nil
	5,000	9.20	4-Jun-2016	-	Nil	Nil
	3,750	12.16	4-Jan-2016	-	Nil	Nil
	3,750	14.96	7-Apr-2016	-	Nil	Nil
	10,000	2.98	21-Jan-2019	-	Nil	Nil
	10,000	3.25	2-Jun-2018	-	Nil	Nil
	10,000	3.41	12-Sep-2018	-	Nil	Nil
	10,000	3.91	7-Mar-2018	-	Nil	Nil
David Kong	10,000	5.35	8-Aug-2017	-	Nil	Nil
	10,000	5.40	3-Dec-2017	-	Nil	Nil
	7,500	6.53	17-Jun-2017	-	Nil	Nil
	7,500	6.69	5-Mar-2017	-	Nil	Nil
	30,000	7.27	24-Nov-2016	-	Nil	Nil
Malcolm Swallow (2)	6,500	2.98	21-Jan-2019	-	Nil	Nil
Notes
(1)	The closing price of the Company’s Common Shares on the TSX on March 31, 2014, was CAD$2.16.
(2)	Malcolm Swallow was appointed director in October 16, 2013.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards –	Share-Based Awards –	Non-Equity Incentive Plan
	Value vested during the year	Value vested during the year	Compensation – Value earned
	(CAD$)	(CAD$)	during the year
			(CAD$)
S. Paul Simpson	569	Nil	Nil
Earl Drake	370	Nil	Nil
Yikang Liu	370	Nil	Nil
David Kong	569	Nil	Nil
Malcolm Swallow (1)	-	Nil	Nil
Notes

(1)             Malcolm Swallow was appointed director in October 2013.

EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Stock Option Plan which was previously approved by the shareholders on November 14, 2002, and amended by shareholders on October 20, 2004, October 24, 2005, and August 24, 2006. At the 2009 annual general meeting, shareholders approved a new Amendment to the Stock Option Plan in order to, amongst other things; convert the Stock Option Plan into a “rolling 10% plan” from a “fixed number plan”. At the 2012 annual general meeting, shareholders re-approved the Stock Option Plan. At March 31, 2014, there were 5,067,907 Options outstanding (representing 3.0% of the Company’s issued and outstanding Common Shares) and 12,020,474 Options available for future issuance under the Stock Option Plan.

The Stock Option Plan has been established to attract and retain directors, officers, employees and consultants to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Stock Option Plan is administered by the directors and the Compensation Committee of the Company.

The Board, or a committee appointed for such purposes, may from time to time designate, by resolution, to bona fide Employees, Consultants, Officers or Directors (collectively, the “Eligible Persons”), or corporations employing or wholly owned by such Eligible Persons options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of this Stock Option Plan is to attract and retain Eligible Persons and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Options granted under the Stock Option Plan to purchase Common Shares.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Stock Option Plan is 10% of the issued and outstanding Common Shares, from time to time. Any Common Shares reserved for issuance pursuant to an Option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan. Additionally if any Option has been exercised, the number of Common Shares into which such Option was exercised will become available to be issued upon the exercise of Options subsequently granted under the Stock Option Plan. Thus upon exercise of an Option, the same number of Common Shares underlying those Options will become available for issuance under the Stock Option Plan.

The maximum number of Common Shares under the Stock Option Plan and any other share compensation arrangement of the Company (i) issued to Insiders within any one year period, and (ii) issuable to Insiders at any time, may not exceed 10% of the company's issued and outstanding Common Shares. The maximum number of Common Shares issued to each Eligible Person under the Stock Option Plan and under any other share compensation arrangement is limited to 5% of the Common Shares issued and outstanding at the time of the grant.

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company or the Stock Option Plan or, if required by the rules and policies of the TSX, the approval of the shareholders of the Company, suspend, terminate or discontinue the Stock

Option Plan at any time, or amend or revise the terms of the Stock Option Plan or of any Option granted under the Stock Option Plan.

The Board has the authority under the Stock Option Plan to establish the exercise price at the time each Option is granted. The exercise price of an Option may not be less than the closing market price for the Company’s Shares on the TSX on the trading day prior to the date of grant of the Options. The Board, or a committee appointed for such purposes, also has the authority under the Stock Option Plan to determine other terms and conditions relating to the grant of the Options, including any applicable vesting provisions. The Stock Option Plan also includes a specific amending provision that details the amendments to the Stock Option Plan that may be made by the Board without shareholder approval and that detail certain amendments to the Stock Option Plan that specifically require shareholder approval.

The term of the Options granted under the Stock Option Plan shall expire on a date determined by the Board, which may not be later than 10 years from the date of grant of the Option. However, the Stock Option Plan provides that Options that would otherwise expire during “no trading” periods (“Blackout Periods”) established by the Company will be extended for 10 business days after the Blackout Period expires.

All Options granted under the Stock Option Plan are not assignable or transferable other than by will or the laws of succession, except that, if permitted by the rules and policies of the TSX, an optionee shall have the right to assign any Option granted to a trust, RRSP, RESP or similar legal entity. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by such optionee will cease to be exercisable 90 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s Options within one year after the date of the optionee’s death but only up to and including the original Option expiry date.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2014:

Plan Category	Number of Securities to be	Weighted-Average	Number of Securities Remaining
	Issued upon Exercise of	Exercise Price of	Available for Future Issuance
	Outstanding Options, Warrants	Outstanding	under Equity Compensation
	and Rights	Options, Warrants	Plans (excluding securities
		and Rights	reflected in column (a))
	(a)	(CAD$)	(c)
(b)
Equity compensation plans approved by security holders	5,067,907 Common Shares	$5.88	12,020,474 Common Shares
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	5,067,907 Common Shares	$5.88	12,020,474 Common Shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

No director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no any associate of any of the foregoing persons is or at any time since the beginning of the Company’s last financial year has been indebted to the Company or any of its subsidiaries or to any other entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. There is no outstanding indebtedness owed by any current or form executive officers, directors or employees to the Company, or any of its subsidiaries, as at the date of the Information Circular.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company (or private companies controlled by them, either directly or indirectly).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, Common Shares of the Company or who exercises control or direction over Common Shares of the Company or a combination of both carrying more than 10% of the voting rights attached to the outstanding Common Shares other than Common Shares held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its Common Shares.

AUDITOR

The Company’s auditor is Deloitte LLP, Chartered Accountants of Vancouver, B.C. Deloitte LLP was appointed as auditor of the Company on November 26, 2012.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com).

Financial information regarding the Company and its affairs is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended March 31, 2014. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request free copies of the Company’s financial statements and MD&A. Alternatively, they can be found at www.sedar.com and the Company’s website at www.silvercorp.ca.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Directors of the Company.

Dated at Vancouver, British Columbia, this 5th day of August, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”
Dr. Rui Feng
Chairman and Director

SCHEDULE “1”

THE BOARD OF DIRECTORS CHARTER

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

  To act honestly and in good faith with a view to the best interests of the Company.

  To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

  Consistent with its responsibilities to the Company, to further the interests of the shareholders.

  To consider business opportunities and risks, and to adopt strategic plans from time to time.

  To identify the principal risks of the Company’s business, and to implement an appropriate system to manage these risks.

  To develop an investor relations and shareholder communications policy for the Company.

  To oversee management’s adoption of effective internal control and management information systems.

  To review and approve annual and quarterly financial statements and the publication thereof by management.

  To approve operating plans and any capital budget plans.

  To select and approve all key executive appointments, and to monitor executive development.

  To develop the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

  To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

  To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

  To take action on issues that by law or practice require the independent action of a Board or one of its Committees.

  To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

  To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

SCHEDULE “2”

CORPORATE GOVERNANCE COMMITTEE CHARTER

The Company has established a Corporate Governance Committee of the Board of Directors which consists of three or more directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee’s duties and responsibilities are:

  To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

  To advise the Board on issues of conflict of interest for individual directors.

  To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

  To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

  To identify and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election.

  With assistance of management, to organize and provide an orientation program for new directors where appropriate.

  To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

  To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public company obligations.

  To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

SCHEDULE “3”

COMPENSATION COMMITTEE CHARTER

The Compensation Committee of the Board of Directors consists of at least three Directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company. The goals are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

The Committee’s duties and responsibilities are:

  To make recommendations to the Board with respect to the compensation of senior management and executive officers of the Company.

  To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

  To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

  To review the disclosure to be made of director and executive remuneration in the Management Information Circular.

  To ensure there are appropriate training, development and benefit programs in place for management and staff.

  To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

  To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

  To perform such other functions as the Board may from time to time assign to the Committee.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

SCHEDULE “4”

AUDIT COMMITTEE CHARTER

I.	Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others; (b) the Company’s compliance with legal and regulatory requirements; (c) the qualification, independence and performance of the Auditors; and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	Responsibilities

(1)	The Committee shall recommend to the Board of directors:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

(2)

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

(4)	The Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	An audit committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V.	Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors

APPENDIX “A”

CORPORATE GOVERNANCE DISCLOSURE OF

SILVERCORP METALS INC. (the “Company”)

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.	The following members of the board of directors of the Company (the “Board”) are considered to be “independent” within the meaning of NI 58-101: S. Paul Simpson, Earl Drake, Malcolm Swallow, David Kong, and Yikang Liu.
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following directors are not independent for the reasons
stated: Dr. Rui Feng is currently Chairman of the Company,
and was Chief Executive Officer of the Company until
October 2013. Myles Gao is currently Chief Executive
Officer of the Company.
(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the Company’s directors are independent, as five of the seven persons nominated as directors qualify as independent directors for the purposes of NI 58-101.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Dr. Rui Feng is a director of New Pacific Metals Corp.; David Kong is a director of each of New Pacific Metals Corp., Uranium Energy Corp., and Brazil Resources Inc.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The independent directors hold meetings at which non-
independent directors and members of management are not in
attendance at the end of every regularly scheduled board
meeting. Four such meetings have been held since March
31, 2013.
(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Dr. Rui Feng, Chair of the Board, is not an independent director. The Board does have an independent lead director, Mr. Paul Simpson. The role of the lead director is to act as the Chair for all meetings referred to in 1.(e).

The Board adopted a formal written mandate which defines its stewardship responsibilities to which all Board members strictly adhere are attached to this Information Circular as Schedule “1”. The Board also adopted position descriptions for the Chair, the Chair of each Board Committee and the CEO.

(g)	Disclose the attendance record of each director for all	The disclosure of the attendance record of each of the

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
	Board meetings held since the beginning of the issuer’s most recently completed financial year.	directors’ is disclosed in the Information Circular under the heading “Corporate Governance - Summary of Attendance of Directors”
2.	Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has adopted a formal written mandate which defines its stewardship responsibilities, which is attached to the Information Circular as Schedule “1”.

In addition, the committees of the Board have adopted formal written mandates that define their roles and responsibilities. The mandates are attached to the Information Circular as: Schedule “2” Corporate Governance Committee Charter; Schedule “3” Compensation Committee Charter; and Schedule “4” Audit Committee Charter.

3.	Position Descriptions
(a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair and the Chair of each Board Committee.
(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board and CEO have adopted a written position description for the CEO.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. The Company may also request that Board members be advised by counsel to the Company of their legal obligations as directors of the Company. Directors

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.
(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Directors have been and will continue to inspect the Company’s sites of mining operations, mine development, and exploration sites to give the directors an updated view of the Company’s business.

In addition, from time to time the Company instructs its general counsel and its Corporate Secretary to circulate to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities. Individual board members, the Corporate Secretary, and In-house Counsel from time to time attend continuing education courses to stay abreast of latest developments in corporate governance and regulatory compliance issues. The Company circulates feedback and commentary from proxy advisory firms to the directors.

5.	Ethical Business Conduct
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board approved a formal “Code of Business Conduct and Ethics” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. A copy of the Code is available on the Company’s website, www.silvercorp.ca, and may be obtained by contacting the Company at the address on the cover of this Information Circular or at www.sedar.com.

The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Code is applicable to all employees, consultants, officers and directors, regardless of their position with the Company, at all times and everywhere the Company does business. The Code provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability.

The Board has not granted any waiver of the Code in favor of a director or executive officer, and no material change report has been required or filed in connection with the Code.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company

interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior management are dealt with by the Board, regardless of apparent immateriality.

The Board also adopted a formal “Code of Ethical Conduct for Financial Managers” that is applicable to all Financial Managers of the Company, being the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions.

Further, the Board approved and implemented a “Whistle Blower” process available to all directors, officers, employees, and any other party. The Chair of the Audit Committee monitors and reports any wrong doing to the Audit Committee.

The Board approved and implemented a Corporate Disclosure Policy to ensure that communications to the investing public about the Company and its subsidiaries are timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors must disclose to the Company’s general counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.
(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

6.	Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.	The Board is responsible for recommending candidates for nomination to the Board and its committees. The Corporate Governance Committee, which is composed entirely of independent directors, assists the Board by identifying and recommending to the Board suitable candidates for

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company

nomination as new directors.

The Board of Directors has adopted a majority voting policy as advocated by the Canadian Coalition for Good Governance. Each director nominee has agreed to tender their resignation from the board if they obtain less than a majority of votes in favour of their election in uncontested elections.

(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Company’s Corporate Governance Committee is composed entirely of independent directors. New nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy. Nominees must also have the ability to devote the required time to the Company, show support for the Company’s mission and objectives, and have a willingness to serve the Company and its shareholders.
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board is composed of individuals who will best serve the interest of the Company and assist management in achieving the Company’s goals. Members of the Board and representatives of the mining industry are often consulted for potential candidates.
7.	Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Company’s Chairman and Compensation Committee review overall compensation policies and make recommendations to the Board on the compensation of the Company’s CEO and directors. The Compensation Committee has delegated to the Chief Executive Officer authority to set compensation for other officers however reviews such compensation.
(b)	Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Corporate Compensation Committee is comprised of three Directors who are independent.
(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Disclosure about the responsibilities, powers and operation of the Compensation Committee is included in the Information Circular under the heading “Compensation Committee”.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Within the last fiscal year, no consultants or advisors were retained to assist in determining compensation.

The Compensation Committee did purchase the 2012 Mining Industry Salary Survey compiled by a large international accounting firm to confirm the reasonableness of the CEO’s compensation package relative to other North American mining companies with similar revenues. No update was purchased in the currently year.

8.	Other Board Committees
	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other committees other than as noted above. From time to time the Board will establish special independent committees as required for good corporate governance.
9.	Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee, Compensation Committee, Audit Committee and the Board annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

As part of the assessments, the Board and/or the committees review their respective charters and conduct reviews of applicable corporate policies.

SCHEDULE “5”

Advance Notice Policy

Background

The Company is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Company that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

Nominations of directors

1. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors of the Company (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

a. by or at the direction of the Board, including pursuant to a notice of meeting;

b. by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Division 7 of the British Columbia Business Corporations Act (the "BCBCA"), or a requisition of the shareholders made in accordance with section 167 of the Act; or

c. by any person (a "Nominating Shareholder"):

(A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(B) who complies with the notice procedures set forth below in this Policy.

2. In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the principal executive offices of the Company.

3. To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

a. in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b. in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

a. as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(A) the name, age, business address and residential address of the person;

(B) the principal occupation or employment of the person;

(C) the citizenship of such person;

(D) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b. as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may reasonable be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

5. No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6. For purposes of this Policy:

a. "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b. "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7. Notwithstanding any other provision of this Policy, notice given to the Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

Effective Date

This Policy was approved and adopted by the Board on July 28, 2014 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

Governing Law

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.